40-33

04042224

SEWARD & KISSEL LLP

1200 G STREET, N.W.

WASHINGTON, D.C. 20005

WRITER'S E-MAIL

TELEPHONE: (202) 737-8833
FACSIMILE: (202) 737-5184
WWW.SEWKIS.COM

ONE BATTERY PARK PLAZA
NEW YORK, NEW YORK 10004
TELEPHONE: (212) 574-1200
FACSIMILE: (212) 480-8421

Branch 22
811-3131

July 20, 2004

JUL 2 0 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: AllianceBernstein Mutual Funds

Dear Sir or Madam:

Enclosed please find a copy of a class action complaint filed on behalf of
Jack G. Rickard, et al., in the United States District Court for the Southern District of
New York on July 1, 2004 against the AllianceBernstein Mutual Funds listed in
Appendix A (the "Funds") and the Funds' affiliated parties listed in Appendix B. The
Funds make this filing pursuant to Section 33 of the Investment Company Act of 1940, as
amended.

```
RECEIVED BY THE BRANCH OF DOCUMENT
C O N T R O L
      SEP   7 2004
FROM
BY
```

Sincerely,

Paul M. Miller

Enclosure

CC: Linda B. Stirling
        Stephen Laffey

APPENDIX A

AllianceBernstein Mutual Funds

Name	Registration No.	CIK No.
AllianceBernstein Growth & Income Fund, Inc.	811-00126	0000029292
AllianceBernstein Health Care Fund, Inc.	811-09329	0001085421
AllianceBernstein Disciplined Value Fund, Inc.	811-09687	0001090504
AllianceBernstein Mid-Cap Growth Fund, Inc.	811-00204	0000019614
AllianceBernstein Real Estate Investment Fund, Inc.	811-07707	0001018368
The AllianceBernstein Portfolios - AllianceBernstein Growth Fund	811-05088	0000812015
AllianceBernstein Select Investor Series, Inc. - Biotechnology Portfolio - Technology Portfolio - Premier Portfolio	811-09176	0001062417
AllianceBernsteinTrust - AllianceBernstein Small Cap Value Fund - AllianceBernstein Value Fund - AllianceBernstein Global Value Fund - AllianceBernstein International Value Fund	811-10221	0001129870
AllianceBernstein Premier Growth Fund, Inc.	811-06730	0000889508
AllianceBernstein Quasar Fund, Inc.	811-01716	0000081443
AllianceBernstein Technology Fund, Inc.	811-03131	0000350181
AllianceBernstein Utility Income Fund, Inc.	811-07916	0000910036
AllianceBernstein Balanced Shares, Inc.	811-00134	0000069752
AllianceBernstein Blended Style Series, Inc. - U.S. Large Cap Portfolio	811-21081	0001172221
AllianceBernstein All Asia Investment Fund, Inc.	811-08776	0000930438
AllianceBernstein Greater China '97 Fund, Inc.	811-08201	0001038457
AllianceBernstein International Premier Growth Fund, Inc.	811-08527	0001050658
AllianceBernstein Global Small Cap Fund, Inc.	811-01415	0000095669
AllianceBernstein New Europe Fund, Inc.	811-06028	0000859605
AllianceBernstein Worldwide Privatization Fund, Inc.	811-08426	0000920701
AllianceBernstein Americas Government Income Trust, Inc.	811-06554	0000883676
AllianceBernstein Bond Fund, Inc. - Corporate Bond Portfolio - Quality Bond Portfolio - U.S. Government Portfolio	811-02383	0000003794
AllianceBernstein Emerging Market Debt Fund, Inc.	811-08188	0000915845
AllianceBernstein Global Strategic Income Trust, Inc.	811-07391	0001002718
AllianceBernstein High Yield Fund, Inc.	811-09160	0001029843
AllianceBernstein Multi-Market Strategy Trust, Inc.	811-06251	0000873067

Sanford C. Bernstein Fund, Inc. - Short Duration Portfolio - Intermediate California Municipal Portfolio - Intermediate Diversified Municipal Portfolio - Intermediate New York Municipal Portfolio	811-05555	0000832808
AllianceBernstein Municipal Income Fund, Inc. - National Porfolio - California Portfolio - Insured California Portfolio - Insured National Portfolio - New York Portfolio	811-04791	0000798737
AllianceBernstein Municipal Income Fund II - Arizona Portfolio - Florida Portfolio - Massachusetts Portfolio - Michigan Portfolio - Minnesota Portfolio - New Jersey Portfolio - Ohio Portfolio - Pennsylvania Portfolio - Virginia Portfolio	811-07618	0000899774

Affiliated Parties of AllianceBernstein Mutual Funds

Name	CIK No.	Registration No.	IARD No.
Alliance Capital Management Holding L.P.	0000825313	001-09818 801-32361	106998
Alliance Capital Management Corporation	N/A	801-39910	107445
Alliance Capital Management L.P.	N/A	801-56720	108477
AXA Financial, Inc.	0000880002	001-11166	N/A
AllianceBernstein Investment Research and Management, Inc.	N/A	008-30851	
John D. Carifa, Director			
William H. Foulk, Jr., Director			
David H. Dievler, Director			
Ruth Block, Director			
John H. Dobkin, Director			
Clifford L. Michel, Director			
David J. Robinson, Director			

00250.0073 #500500

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

04 CV 5199

JACK G. RICKARD and MARTHA E. RICKARD, Individually and on behalf of All Others Similarly Situated,	: Civil Action No.
	:
Plaintiffs,	: **CLASS ACTION COMPLAINT**
vs.	: **FOR EXCESSIVE FEES IN**
	: **VIOLATION OF SECTIONS 34(b),**
ALLIANCE CAPITAL MANAGEMENT L.P.	: **36(b) AND 48(a) OF THE**
ALLIANCE CAPITAL MANAGEMENT	: **INVESTMENT COMPANY ACT**
HOLDING L.P., ALLIANCE CAPITAL	: **AND SECTIONS 206 AND 215 OF**
MANAGEMENT CORPORATION, AXA	: **THE INVESTMENT ADVISERS**
FINANCIAL, INC, ALLIANCEBERNSTEIN	: **ACT, AND FOR BREACHES OF**
INVESTMENT RESEARCH AND	: **FIDUCIARY DUTY**
MANAGEMENT, INC. (F/K/A/ ALLIANCE FUND	:
DISTRIBUTORS, INC.), JOHN D. CARIFA, RUTH	: **JURY TRIAL DEMANDED**
BLOCK, DAVID H. DREVLER, JOHN H.	:
DOBKIN, WILLIAM H. FOULK, JR., CLIFFORD	:
L. MICHEL, DAVID J. ROBINSON, and JOHN	:
DOES 1-100,	:
	:
Defendants,	:
	:
ALLIANCEBERNSTEIN TECHNOLOGY FUND,	:
ALLIANCEBERNSTEIN GROWTH & INCOME	:
FUND, ALLIANCEBERNSTEIN HEALTH CARE	:
FUND, ALLIANCEBERNSTEIN DISCIPLINED	:
VALUE FUND, ALLIANCEBERNSTEIN MID	:
CAP GROWTH FUND, ALLIANCEBERSTEIN	:
REAL ESTATE INVESTMENT FUND,	:
ALLIANCEBERNSTEIN GROWTH FUND,	:
ALLIANCEBERNSTEIN SELECT INVESTOR	:
SERIES BIOTECHNOLOGY PORTFOLIO,	:
ALLIANCEBERNSTEIN SMALL CAP VALUE	:
FUND, ALLIANCEBERNSTEIN PREMIER	:
GROWTH FUND, ALLIANCEBERNSTEIN	:
SELECT INVESTOR SERIES TECHNOLOGY	:
PORTFOLIO, ALLIANCEBERNSTEIN VALUE	:
FUND, ALLIANCEBERNSTEIN QUASAR FUND,	:
[Caption continued on next page]	:

ALLIANCEBERSTEIN SELECT INVESTOR,   :
SERIES PRMIER PORTFOLIOR,   :
ALLIANCEBERSTEIN UTILITY INCOME FUND, :
ALLIANCEBERNSTEIN BALANCED SHARES,   :
ALLIANCEBERNSTEIN GLOBAL VALUE FUND,:
ALLIANCEBERNSTEIN INTERNATIONAL   :
VALUE FUND, ALLIANCEBERSTEIN REAL   :
ESTATE INVESTMENT FUND,   :
ALLIANCEBERNSTEIN SMALL CAP VALUE   :
FUND, ALLIANCEBERNSTEIN UTILITY   :
INCOME FUND, ALLIANCEBERNSTEIN U.S.   :
LARGE CAP VALUE PORTFOLIO, GLOBAL &   :
INTERNATIONAL STOCK FUNDS,   :
ALLIANCEBERNSTEIN ALL-ASIA   :
INVESTMENT FUND, ALLIANCEBERNSTEIN   :
GLOBAL VALUE FUND, ALLIANCEBERNSTEIN:
GREATER CHINA '97 FUND,   :
ALLIANCEBERNSTEIN INTERNATIONAL   :
PREMIER GROWTH FUND,   :
ALLIANCEBERNSTEIN INTERNATIONAL   :
VALUE FUND, ALLIANCEBERNSTEIN GLOBAL:
SMALL CAP FUND, ALLIANCEBERNSTEIN   :
NEW EUROPE FUND, ALLIANCEBERNSTEIN   :
WORLDWIDE PRIVATIZATION FUND,   :
ALLIANCEBERNSTEIN SELECT INVESTOR   :
SERIES BIOTECHNOLOGY PORTFOLIO,   :
ALLIANCEBERNSTEIN SELECT INVESTOR   :
SERIES BIOTECHNOLOGY PORTFOLIO,   :
ALLIANCEBERNSTEIN SELECT INVESTOR   :
SERIES PREMIER PORTFOLIO,   :
ALLIANCEBERNSTEIN SELECT INVESTOR   :
SERIES TECHNOLOGY PORTFOLIO,   :
ALLIANCEBERNSTEIN AMERICAS   :
GOVERNMENT INCOME TRUST   :
ALLIANCEBERNSTEIN BOND FUND   :
CORPORATE BOND PORTFOLIO,   :
ALLIANCEBERNSTEIN BOND FUND QUALITY :
BOND PORTFOLIO, ALLIANCEBERNSTEIN   :
BOND FUND U.S. GOVERNMENT PORTFOLIO, :
ALLIANCEBERNSTEIN EMERGING MARKET   :
DEBT FUND, ALLIANCEBERNSTEIN GLOBAL   :
STRATEGIC INCOME TRUST,   :
[Caption continued on next page]   :

ALLIANCEBERNSTEIN HIGH YIELD FUND, :
ALLIANCEBERNSTEIN MULTI-MARKET :
STRATEGY TRUST, ALLIANCEBERNSTEIN :
SHORT DURATION, ALLIANCE BERNSTEIN :
INTERMEDIATE CALIFORNIA MUNI :
PORTFOLIO, ALLIANCEBERSTEIN :
INTERMEDIATE DIVERSIFIED MUNI :
PORTFOLIO, ALLIANCEBERNSTEIN, :
INTERMEDIATE NEW YORK MUNI :
PORTFOLIO, ALLIANCEBERNSTEIN MUNI :
INCOME FUND NATIONAL PORTFOLIO, :
ALLIANCEBERNSTEIN MUNI INCOME FUND, :
ARIZONA PORTFOLIO, ALLIANCEBERNSTEIN :
MUNI INCOME FUND CALIFORNIA :
PORTFOLIO, ALLIANCEBERNSTEIN MUNI :
INCOME FUND INSURED NATIONAL :
PORTFOLIO, ALLIANCEBERNSTEIN MUNI :
INCOME FUND FLORIDA PORTFOLIO, :
ALLIANCEBERNSTEIN MUNI INCOME FUND :
MASSACHUSETTS PORTFOLIO, :
ALLIANCEBERNSTEIN MUNI INCOME FUND :
MICHIGAN PORTFOLIO, :
ALLIANCEBERNSTEIN MUNI INCOME FUND :
MINNESOTA PORTFOLIO, :
ALLIANCEBERNSTEIN MUNI INCOME FUND :
NEW JERSEY PORTFOLIO, :
ALLIANCEBERNSTEIN MUNI INCOME FUND :
NEW YORK PORTFOLIO, :
ALLIANCEBERNSTEIN MUNI INCOME FUND :
OHIO PORTFOLIO, ALLIANCEBERNSTEIN :
MUNI INCOME FUND PENNSYLVANIA :
PORTFOLIO, ALLIANCEBERNSTEIN MUNI :
INCOME FUND VIRGINIA PORTFOLIO, :
(Collectively, the "AllianceBernstein Funds") :
:
:
Nominal Defendants. :
_____ X

     Plaintiffs, by and through their counsel, allege the following, based upon the investigation

of counsel, which included a review of United States Securities and Exchange Commission

("SEC") filings, as well as other regulatory filings, reports and advisories, press releases, media

reports, news articles, academic literature, and academic studies. Plaintiffs believe that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1.   Plaintiffs bring this action as a class action on behalf investors in mutual funds advised by Alliance Capital Management L.P., which include the AllianceBernstein Funds (referred to collectively herein as the "AllianceBernstein Funds") and, derivatively on behalf of the AllianceBernstein Funds, against the AllianceBernstein Funds' investment advisers, their corporate parents and the AllianceBernstein Funds directors.

2.   This complaint alleges that the Investment Adviser Defendants (as defined herein) drew upon the assets of the AllianceBernstein Funds to pay brokers to aggressively push AllianceBernstein Funds over other funds, and that the Investment Adviser Defendants concealed such payments from investors by disguising them as brokerage commissions. Such brokerage commissions, though payable from fund assets, were not disclosed to investors in the AllianceBernstein Funds public filings or elsewhere.

3.   AllianceBernstein Funds investors were induced to purchase AllianceBernstein Funds by brokers who received undisclosed payments from the Investment Adviser Defendants to push AllianceBernstein Funds over other mutual funds and who therefore had an undisclosed conflict of interest. Then, once invested in one or more of the AllianceBernstein Funds, AllianceBernstein Funds investors were charged and paid undisclosed fees that were improperly used to pay brokers to aggressively push AllianceBernstein Funds to still other brokerage clients.

4.   The Investment Adviser Defendants were motivated to make these secret

payments to finance the improper marketing of AllianceBernstein Funds because their fees were calculated as a percentage of funds under management and, therefore, tended to increase as the number of AllianceBernstein Funds investors grew. The Investment Adviser Defendants attempted to justify this conduct on the ground that by increasing the AllianceBernstein Funds assets they were creating economies of scale that inured to the benefit of investors but, in truth and in fact, AllianceBernstein Funds investors received none of the benefits of these purported economies of sale. Rather, fees and costs associated with the AllianceBernstein Funds increased during the Class Period (as defined herein), in large part because the Investment Adviser Defendants continued to skim from the AllianceBernstein Funds to finance their ongoing marketing campaign. The AllianceBernstein Funds Directors, who purported to be AllianceBernstein Funds investor watchdogs, knowingly or recklessly permitted this conduct to occur.

5.   By engaging in this conduct, the Investment Adviser Defendants, and the defendant entities that control them, breached their statutorily-defined fiduciary duties under Sections 36(a) and (b) of the Investment Company Act of 1940 (the "Investment Company Act"), and Section 206 of the Investment Advisers Act of 1940 (the "Investment Advisers Act"), breached their common law fiduciary duties, and knowingly aided and abetted the brokers in the breach of fiduciary duties to their clients. The Investment Adviser Defendants also violated Section 34(b) of the Investment Company Act because, to further their improper campaign, they made untrue statements of material fact in fund registration statements, and material omissions, with respect to the procedure for determining the amount of fees payable to Investment Adviser Defendants and concerning the improper uses to which the fees were put. Additionally, the

AllianceBernstein Funds Directors breached their common law fiduciary duties to the AllianceBernstein Funds investors by knowingly or recklessly allowing the improper conduct alleged herein to occur and harm AllianceBernstein Funds investors.

6. On January 28, 2004, the *Los Angeles Times* published an article about a Senate committee hearing on mutual fund abuses which stated, in pertinent part, as follows:

> "The mutual fund industry is indeed the world's largest skimming operation," said Sen. Peter Fitzgerald (R-Ill.), chairman of the panel, comparing the scandal-plagued industry to "a $7-trillion trough" exploited by fund managers, brokers, and other insiders.

JURISDICTION AND VENUE

7. The claims asserted herein arise under and pursuant to Sections 34(b), 36(b) and 48(a) of the Investment Company Act, 15 U.S.C. §§ 80a-33(b), 80a-35(a) and (b) and 80a-47(a), Sections 206 and 215 of the Investment Advisers Act (15 U.S.C. §§ 80b-6 and 80b-15, and common law.

8. This Court has jurisdiction over the subject matter of this action pursuant to Section 44 of the Investment Company Act, 15 U.S.C. § 80a-43; Section 214 of the Investment Advisers Act, 15 U.S.C. § 80b-14; and 28 U.S.C. §§ 1391(b).

9. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Defendant Alliance Capital Management, L.P. was at all relevant times, and still is, headquartered in this District.

10. In connection with the acts alleged in this complaint, defendants, directly or

indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

11.   Plaintiff Jack G. Rickard purchased during the Class Period and continues to own shares or units of the AllianceBernstein High Yield Fund and the AllianceBernstein Technology Fund and has been damaged by the conduct alleged herein.

12.   Plaintiff Martha E. Rickard purchased during the Class Period and continues to own shares or units of the AllianceBernstein High Yield Fund and the AllianceBernstein Technology Fund and has been damaged by the conduct alleged herein.

13.   Defendant Alliance Capital Management L.P. ("Alliance") a registered investment adviser under the Investment Advisers Act of 1940, as amended, provides diversified investment management and related services globally to a broad range of clients including institutional investors, private clients, individual investors and institutional investors. Alliance also provides a broad offering of investment products, global in cope, with expertise in both growth- and value-oriented strategies, coupled with a fixed income capability in both taxable and tax-exempt securities. Alliance operates in four business segments: Institutional Investment Management Services, Private Clients Services, Retail Services and Institutional Research Services. Alliance supervises client accounts with assets as of June 30, 2003 totaling approximately $426 billion. Alliance maintains its principal place of business at 1345 Avenue of the Americas, new York, NY 10105.

14.   Defendant Alliance Capital Management Holdings L.P. conducts its diversified

investment management services business through Alliance. Alliance Capital Management Holdings L.P.'s principal place of business is located at 1345 Avenue of the Americas, New York, NY 10105.

15. Defendant Alliance Capital Management Company ("ACMC"), an indirect wholly-owned subsidiary of defendant AXA Financial, Inc., conducts diversified investment management services. ACMC's principal place of business is located at 1345 Avenue of the Americas, New York, NY 10105.

16. Defendant AXA Financial, Inc. ("AXA Financial") is engaged in financial protection and wealth management. The Company operates primarily in western Europe, North America and the Asia-Pacific region, and, to a lesser extent, in other regions including the Middle East, Africa and South America. AXA Financial is a Delaware corporation which maintains its principal place of business at 1290 Avenue of the Americas, New York, New York 10105.

17. Defendants Alliance, Alliance Capital Management Holdings L.P., and ACMC are collectively referred to as the "Investment Adviser Defendants."

18. Defendants John D. Carifa ("Carifa"), Ruth Block ("Block"), David H. Dievler ("Dievler"), John H. Dobkin ("Dobkin"), William H. Fouks, Jr. ("Foulk"), Clifford L. Michel ("Michel"), and Donald J. Robinson ("Robinson") were Directors and/or Officers of the AllianceBernstein Funds during the Class Period and are collectively referred to herein as the "Director Defendants' For the purposes of their service as directors of the AllianceBernstein Funds, the business address of each of the Director Defendants is 1345 Avenue of the Americas, New York, NY 10105.

19. During the Class Period, Carifa acted as a Director or Trustee of 51 companies in the AllianceBernstein fund complex and oversaw 116 portfolios in the fund complex. Carifa is an interested director because he also holds the positions of President, Chief Operating Officer and Director of ACMC.

20. During the Class Period, Block acted as a Director or Trustee of 43 companies in the AllianceBernstein fund complex and oversaw portfolios in the fund complex. For her services as a Directors of the AllianceBernstein Funds, Block received compensation totaling $192,600 for the fiscal year ended October 31, 2002.

21. During the Class Period, Dievler acted as a Director or Trustee of 47 companies in the AllianceBernstein fund complex and oversaw 101 portfolios in the fund complex. For his services as a Directors of the AllianceBernstein Funds, Dievler received compensation totaling 4246,238 for the fiscal year ended October 31, 2002.

22. During the Class Period, Dobkin acted as a Director or Trustee of 45 companies in the AllianceBernstein fund complex and oversaw 98 portfolios in the fund complex. For his services as a Directors of the AllianceBernstein Funds, Dobkin reeived compensation totaling $241,700 for the fiscal year ended October 31, 2002.

23. During the Class Period, Foulk acted as a Director or Trustee of 48 companies in the AllianceBernstein fund complex and oversaw 113 portfolios in the fund complex. For his services as a Directors of the AllianceBernstein Funds, Foulk received compensation totaling $241,700 for the fiscal year ended October 31, 2002.

24. During the Class Period, Michel acted as a Director or Trustee of 44 companies in the AllianceBernstein fund complex and oversaw 97 portfolios in the fund complex. For his

C:\Mutual Funds - AllianceBernstein - 34(b)\Rickard Complaint.wpd

services as a Directors of the AllianceBernstein Funds, Michel reeived compensation totaling $201,950 for the fiscal year ended October 31, 2002.

25.   During the Class Period, Robinson acted as a Director or Trustee of 46 companies in the AllianceBernstein fund complex and oversaw 96 portfolios in the fund complex. For his services as a Directors of the AllianceBernstein Funds, Robinson received compensation totaling $193,100 for the fiscal year ended October 31, 2002.

26.   Defendants John Does 1-100 were AllianceBernstein Directors and/or Officers during the Class Period, and any other wrongdoers later discovered, whose identities have yet to be ascertained and which will be determined during the course of plaintiffs' counsel's ongoing investigation.

27.   AllianceBernstein Investment Research and Management, Inc. (formerly known as Alliance Fund Distributors, Inc.) ("AllianceBernstein Distributors") is the distributor of the AllianceBernstein Funds. AllianceBernstein Distributors is located at 1345 Avenue of the Americas, New York, NY 10105.

28.   Nominal defendants the AllianceBernstein Funds, as identified in the caption of this complaint and on the list annexed hereto as Exhibit A, are open-ended management companies consisting of the capital invested by mutual fund shareholders, each having a board of Directors charged with representing the interests of the shareholders in one or a series of the funds. The AllianceBernstein Funds are named as nominal defendants to the extent that they may be deemed necessary and indispensable parties pursuant to Rule 19 of the Federal Rules of Civil Procedure and to the extent necessary to ensure the availability of adequate remedies.

PLAINTIFFS' CLASS ACTION ALLEGATIONS

29.   Plaintiffs bring certain of these claims as a class action pursuant to Federal Rule

of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who

purchased, redeemed or held shares or like interests in any of the AllianceBernstein Funds

between June 22, 1999 and March 22, 2004, inclusive (the "Class Period"), and who were

damaged thereby (the "Class"). Excluded from the Class are defendants, members of their

immediate families and their legal representatives, heirs, successors or assigns and any entity in

which defendants have or had a controlling interest.

30.   The members of the Class are so numerous that joinder of all members is

impracticable. While the exact number of Class members is unknown to Plaintiffs at this time

and can only be ascertained through appropriate discovery, Plaintiffs believe that there are many

thousands of members in the proposed Class. Record owners and other members of the Class

may be identified from records maintained by AllianceBernstein, AllianceBernstein Distributors

and Investment Adviser Defendants and may be notified of the pendency of this action by mail,

using the form of notice similar to that customarily used in securities class actions.

31.   Plaintiffs' claims are typical of the claims of the members of the Class as all

members of the Class are similarly affected by defendants' wrongful conduct in violation of

federal law that is complained of herein.

32.   Plaintiffs will fairly and adequately protect the interests of the members of the

Class and have retained counsel competent and experienced in class and securities litigation.

33.   Common questions of law and fact exist as to all members of the Class and

predominate over any questions solely affecting individual members of the Class. Among the

C:\Mutual Funds - AllianceBernstein - 34(b)\Rickard Complaint.wpd

questions of law and fact common to the Class are:

        a.   whether the Investment Company Act was violated by defendants' acts as alleged herein;

        b.   whether the Investment Advisers Act was violated by defendants' acts as alleged herein;

        c.   whether the Investment Adviser Defendants breached their common law fiduciary duties and/or knowingly aided and abetted common law breeches of fiduciary duties;

        d.   whether statements made by defendants to the investing public during the Class Period misrepresented or omitted to disclose material facts about the business, operations and financial statements of the AllianceBernstein Funds; and

        e.   to what extent the members of the Class have sustained damages and the proper measure of damages.

34.   A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

The Director Defendants Breached Their
Fiduciary Duties To AllianceBernstein Funds Investors

35.   The defendants' public filings state that the Boards of Directors for the

AllianceBernstein Funds are responsible for the management and supervision of the

AllianceBernstein Funds. In this regard, the Statement of Additional Information dated February

1, 2003, as amended November 3, 2003 for funds offered by the AllianceBernstein Growth &

Income Funds, Inc. (the "Statement of Additional Information"), which includes the

AllianceBernstein Growth & Income B Fund, which is available to the investor upon request is

typical of the Statements of Additional Information available for other AllianceBernstein Funds,

including the AllianceBernstein High Yield Fund and the AllianceBernstein Technology Fund. It

states: "The business and affairs of the Fund are managed under the direction of the boar dof

Directors."

36.   Moreover, the Statement of Additional Information states, with respect to the

duties of the Directors, as follows:

> Under the Advisory Agreement, the Adviser furnishes advice and
> recommendations with respect to the Fund's portfolio of securities
> and investments and provides persons satisfactory to the board of
> Directors to act as officers and employees of the Fund. Such
> officers and employees, as well as certain Directors of the Fund
> may be employees of the Adviser or its affiliates..
>
> The Adviser is, under the Advisory Agreement, responsible for
> certain expenses incurred by the Fund, including, for example,
> office facilities and certain administrative services, and any
> expenses incurred in promoting the sale of fund shares (other than
> the portion of the promotional expenses borne by the Fund in
> accordance with an effective plan pursuant to Rule 12b-1 under the
> 1940 Act, and the costs of printing Fund prospectuses and other
> reports to shareholders and fees related to registration with the
> Securities and Exchange Commission (the "Commission") and
> with state regulatory authorities).
>
> The Fund has, under the Advisory Agreement, assumed the
> obligation for payment of all of its other expenses. As to the
> obtaining of services other than those specifically provided to the

Fund by the Adviser, the Fund may employ its own personnel .
For such services, it also may utilize personnel employed by the
Adviser or its affiliates and, in such event, the services will be
provided to the Fund at cost and the *payments must be specifically
approved by the Fund's Directors.* [Emphasis added.]

37.   The Statement of Additional Information also sets forth in greater detail the

purported process by which the investment managers are selected:

> In approving the most recent annual continuance of the Fund's
> Advisory Agreement, the Directors considered all information they
> deemed reasonably necessary to evaluate the terms of the Advisory
> Agreement. *The principal areas of review by the directors were
> the nature and quality of the services provided by the Adviser and
> the reasonable of the fees charged for those services.* These
> matters were considered by a disinterested directors meeting
> separately from the full Board with experienced counsel that is
> independent of the Adviser.
>
> The Directors' evaluation of the quality of the Adviser's services
> took into account their knowledge and experience gained through
> meetings with and reports of the Adviser's senior management,
> portfolio managers and administrative personnel over the course of
> the preceding year. Both short-term and long-term investment
> performance of the Fund, as well as senior management's attention
> to any portfolio management issues, were considered. The Fund's
> current and longer-term performance were compared to its
> performance benchmark and to that of competitive funds and other
> funds with similar investment objectives. The Directors also
> considered the scope and quality of the in-house research capability
> of the Adviser and other resources dedicated to performing its
> services. The quality of administrative and other services,
> including the Adviser's role in coordinating the activities of the
> Fund's other service providers, were considered in light of on-
> going reports by management as to compliance with investment
> policies and applicable laws and regulations and of related reports
> by management and the Fund's independent auditors in periodic
> meetings with the Fund's Audit Committee.
>
> *In reviewing the fees payable under the Advisory Agreement, the
> Directors compared the fees and overall expense levels of the
> Fund to those of competitive funds and other funds with similar*

investment objectives. The information on advisory fees and expense rations, as well as performance data, included both information compiled by the Adviser and information complied by an independent data service. The Directors also considered the fees of the Fund as a percentage of assets at different asset levels and possible economies of scale to the Adviser. The Directors considered information provided by the Adviser concerning the Adviser's profitability with respect to the Fund, including the assumptions and methodology used in preparing the profitability information, in light of applicable case law relating to advisory fees. For these purposes, the Directors took into account not only the fees paid by the Fund, but also so-called "fallout benefits" to the Adviser, such as the engagement of affiliates of the Adviser to provide distribution, brokerage and transfer agency services to the Fund, the benefits of research made available to the Adviser by reason of brokerage commissions generated by the Fund's securities transactions, and that the Advisory Agreement provides that the Fund reimburses the Adviser for the cost of providing certain administrative services. In evaluating the Fund's advisory fees, the Directors also took into account the demands, complexity and quality of the investment management of the Fund.

[Emphasis added.]

38.   The Investment Company Institute ("ICI"), of which Alliance is a member,

recently described the duties of mutual fund boards as follows:

> More than 77 million Americans have chosen mutual funds to gain convenient access to a professionally managed and diversified portfolio of investments.
>
> Investors receive many other benefits by investing in mutual funds, including strong legal protections and full disclosure. In addition, shareholders gain an extra layer of protection because each mutual fund has a board of directors looking out for shareholders' interests.
>
> *Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the funds' investors. The unique "watchdog" role, which does not exist in any other type of company in America, provides investors with the confidence of knowing the directors oversee the advisers who manage and service their investments.*

In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after how the fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment adviser or management company.

[Emphasis added.][1]

39.   In truth and in fact, the AllianceBernstein Funds Board of Directors were captive to and controlled by the Investment Adviser Defendants, who induced the Director Defendants to breach their statutory and fiduciary duties to manage and supervise the AllianceBernstein Funds, approve all significant agreements and otherwise to take reasonable steps to prevent the Investment Adviser Defendants from skimming AllianceBernstein Funds assets. In many cases, key AllianceBernstein Funds Directors were employees or former employees of the Investment Adviser Defendants and were beholden for their positions, not to AllianceBernstein Fund investors, but, rather, to the Investment Adviser Defendants, they were supposed to oversee. The Director Defendants served for indefinite terms at the pleasure of Investment Adviser Defendants and formed supposedly independent committees, charged with the responsibility for billions of dollars of fund assets (comprised largely of investors' college and retirement savings).

40.   To ensure that the Directors were compliant, the Investment Adviser Defendants often recruited key fund Directors from the ranks of investment adviser companies. For example,

---

[1]   The ICI describes itself as the national association of the U.S. investment company industry. Founded in 1940, its membership includes approximately 8,601 mutual funds, 604 closed-end funds, 110 exchange-traded funds, and six sponsors of unit investment trusts. Its mutual fund members have 86-6 million individual shareholders and manage approximately $7.2 trillion in investor assets. The quotation above is excepted from a paper entitled *Understanding the Role of Mutual Fund Directors*, available on the ICI's website at htt;://www.ici.org/issues/dir/bro_mf_directors.pdf.

during the Class Period, defendant Carifa held the positions of President, Chief Operating Officer and Director of ACMC.

41.   In exchange for creating and managing the AllianceBernstein Funds, including the AllianceBernstein High Yield Fund and the AllianceBernstein Technology Fund, the Investment Adviser Defendants charged the AllianceBernstein Funds a variety of fees, each of which was calculated as a percentage of assets under management. Hence, the more money invested in the funds, the greater the fees paid to Investment Adviser Defendants. In theory, the fees charged to fund investors are negotiated at arm's-length between the fund board and the investment management company and must be approved by the independent members of the board. However, as a result of the Director Defendants' dependence on the investment management company, and its failure to properly manage the investment advisers, millions of dollars in AllianceBernstein Funds assets were transferred through fees payable from AllianceBernstein Funds assets to the Investment Adviser Defendants that were of no benefit to fund investors..

42.   These practices proved to be enormously profitable *for Alliance and AXA Financial* at the expense of Plaintiffs and other members of the Class who had invested in the AllianceBernstein Funds. In this regard, another *Forbes* article, published on September 15, 2003, stated as follows:

> The average net profit margin at publicly held mutual fund firms was 18.8% last year, blowing away the 14.9% margin for the financial industry overall . . . [f]or the most part, customers do not enjoy the benefits of the economies of scale created by having larger funds. *Indeed, once a fund reaches a certain critical mass, the directors know that there is no discernible benefit from having the fund become bigger by drawing in more investors; in fact, they know the opposite to be true – once a fund becomes too large it loses the ability to trade in and out of positions without*

hurting its investors. [...]

The [mutual fund] business grew 71-fold (20 fold in real terms) in the two decades through 1999, yet costs as a percentage of assets somehow managed to go up 29%. . . . Fund vendors have a way of stacking their boards with rubber stamps. As famed investor Warren Buffett opines in Berkshire Hathaway's 2002 annual report: 'Tens of thousands of "independent" directors, over more than six decades, have failed miserably.' A genuinely independent board would occasionally fire an incompetent or overcharging fund advisor. That happens just about never."

[Emphasis added.]

43.   Plaintiffs and other members of the Class never knew, nor could they have known, from reading the fund prospectuses or otherwise, of the extent to which the Investment Adviser Defendants were using so-called 12b-1 fees, Soft Dollars (as defined below) and commissions to improperly siphon assets from the funds.


**The Investment Adviser Defendants Used
Rule 12b-1 Marketing Fees For Improper Purposes**


44.   Rule 12b-1, promulgated by the SEC under Section 12(b) of the Investment Company Act, prohibits mutual funds from directly or indirectly distributing or marketing their own shares unless certain enumerated conditions set forth in Rule 12b-1 are met. The Rule 12b-1 conditions require that payments for marketing must be made pursuant to a written plan "describing all material aspects of the proposed financing of distribution;" all agreements with any person relating to implementation of the plan must be in writing; the plan must be approved by a vote of the majority of the board of directors; and the board of directors must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made." Additionally, the directors "have a duty to request and evaluate, and

any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish such information as may reasonably be necessary to an informed determination of whether the plan should be implemented or continued." The directors may continue the plan "only if the board of directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment, and in light of their fiduciary duties under state law and section 36(a) and (b) [15 U.S.C. 80a-35(a) and (b)] of the Act that *there is a reasonable likelihood that the plan will benefit the company and its shareholders.*" [Emphasis added.]

45.   The exceptions to the Section 12(b) prohibition on mutual fund marketing were enacted in 1980 under the theory that the marketing of mutual funds, all things being equal, should be encouraged because increased investment in mutual funds would presumably result in economies of scale, the benefits of which would be shifted from fund managers to investors. During the Class Period, the Director Defendants authorized, and the Investment Adviser Defendants collected, millions of dollars in purported Rule 12b-1 marketing and distribution fees.

46.   However, the purported Rule 12b-1 fees charged to AllianceBernstein Funds investors were highly improper because the conditions of Rule 12b-1 were not met. There was no "reasonable likelihood" that the 12b-1 plans would benefit the company and its shareholders. On the contrary, as the funds were marketed and the number of fund investors increased, the economies of scale thereby created, if any, were not passed on to AllianceBernstein Funds investors. Rather, AllianceBernstein Funds management and other fees increased and this was a red flag that the Director Defendants knowingly or recklessly disregarded. If anything, the

AllianceBernstein Funds marketing efforts were creating diminished marginal returns under circumstances where increased fund size correlated with reduced liquidity and fund performance. If the Director Defendants reviewed written reports of the amounts expended pursuant to the AllianceBernstein Funds Rule 12b-1 Plan, and the information pertaining to agreements entered into pursuant to the Rule 12b-1 Plan, on a quarterly basis as required — which seems highly unlikely under the circumstances set forth herein — the Director Defendants either knowingly or recklessly failed to terminate the plans and the payments made pursuant to the Rule 12b-1 Plan even though such payments not only harmed existing AllianceBernstein Funds shareholders, but also were improperly used.to induce brokers to breach their duties of loyalty to their prospective AllianceBerstein Funds investors.

47. As set forth below, in violation of Rule 12b-1 and Section 28(e) of the Securities Exchange Act, defendants made additional undisclosed payments to brokers, in the form of excess commissions that were not disclosed or authorized by the AllianceBernstein Funds Rule 12b-1 plans.

The Investment Adviser Defendants Charged Their Overhead To AllianceBernstein Funds Investors And Secretly Paid Excessive Commissions To Brokers To Steer Clients To AllianceBernstein Funds

48. Investment advisers routinely pay broker commissions on the purchase and sale of fund securities, and such commissions may, under certain circumstances, properly be used to purchase certain other services from brokers as well. Specifically, the Section 28(e) "safe harbor" provision of the Securities Exchange Act carves out an exception to the rule that requires investment management companies to obtain the best possible execution price for their trades. Section 28(e) provides that fund managers shall not be deemed to have breached their fiduciary

duties "solely by reason of [their] having caused the account to pay a . . . broker . . . in excess of

the amount of commission another . . . broker . . . would have charged for effecting the

transaction, if such person determined *in good faith* that the amount of the commission is

reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C.

§ 28(e) (Emphasis added). In other words, funds are allowed to include in "commissions"

payment for not only purchase and sales execution, but also for specified services, which the

SEC has defined to include, "any service that provides lawful and appropriate assistance to the

money manager in the performance of his investment decision-making responsibilities." The

commission amounts charged by brokerages to investment advisers in excess of the purchase and

sale charges are known within the industry as "Soft Dollars."

49.   The Investment Adviser Defendants went far beyond what is permitted by the

Section 28(e) safe harbor. The Investment Adviser Defendants used Soft Dollars to pay overhead

costs (for items such as computer hardware and software) thus charging AllianceBernstein Funds

investors for costs not covered by the Section 28(e) safe harbor and that, consistent with the

investment advisers' fiduciary duties, properly should have been borne by the Investment

Adviser Defendants. The Investment Adviser Defendants also paid excessive commissions to

broker dealers on top of any real Soft Dollars to steer their clients to AllianceBernstein Funds and

directed brokerage business to firms that favored AllianceBernstein Funds. Such payments and

directed-brokerage payments were used to fund sales contests and other undisclosed financial

incentives to push AllianceBernstein Funds. These incentives created an undisclosed conflict of

interest and caused brokers to steer clients to AllianceBernstein Funds regardless of the funds'

investment quality relative to other investment alternatives and to thereby breach their duties of

loyalty. By paying the excessive brokerage commissions, the Investment Adviser Defendants additionally violated Section 12 of the Investment Company Act, because such payments were not made pursuant to a valid Rule 12b-1 plan.

50. The excessive commissions did not fund any services that benefitted the AllianceBernstein Funds shareholders. This practice materially harmed Plaintiffs and other members of each Class from whom the Soft Dollars and excessive commissions were taken.

51. On January 14, 2003, *The Wall Street Journal* published an article under the headline, "SEC Readies Cases On Mutual Funds' Deals With Brokers." The article notes that the SEC is "close to filing its first charges against mutual fund companies related to arrangements that direct trading commissions to brokerage firms that favor those fund companies' products." The article stated in pertinent part as follows:

> *The SEC has been probing the business arrangement between fund companies and brokerage firms since last spring.* It held a news conference yesterday to announce *it has found widespread evidence that brokerage firms steered investors to certain mutual funds because of payments they received from fund companies or their investment advisers as part of sales agreements.*
>
> Officials said the agency has opened investigations into eight brokerage firms and a dozen mutual funds that engaged in a longstanding practice known as "revenue sharing." Agency officials said they expect that number to grow as its probe expands. They declined to name either the funds or the brokerage firms.
>
> The SEC said payments varied between 0.05% and 0.04% of sales and up to 0.25% of assets that remained invested in the fund. [. . .]
>
> *People familiar with the investigation say regulators are looking into examples of conflict of interest when fund companies use shareholder money to cover costs of sales agreements instead of paying the sales costs themselves out of the firm's own pockets. The boards of funds, too, could be subject to scrutiny for*

allowing shareholders' commission dollars to be used for these sales agreements. In other cases, the SEC is probing whether funds violated policies that would require costs associated with marketing a fund to be included in a fund's so-called 12b-1 plan.

Id. [Emphasis added.]

THE MARCH 22, 2004 DISCLOUSURE

52.   In a March 22, 2004 supplement to numerous Smith Barney Funds Prospectuses,

the following language appeared:

> Effective March 22, 2004, the following is added after the first paragraph under the heading "Managing - Distribution plans" in the Prospectuses for each of the Funds listed below.
>
> In addition, the distributors may make payments for distribution and/or shareholder servicing activities out of their past profits and other available sources. The distributors may also make payments for marketing, promotional or related expenses to dealers. The amount of these payments is determined by the distributors and may be substantial. The manager or an affiliate may make similar payments under similar arrangements.
>
> *The payments described above are often referred to as "revenue sharing payments." The recipients of such payments may include the funds' distributor and other affiliates of the manager, broker-dealers, financial institutions and other financial intermediaries through which investors may purchase shares of a fund. In some circumstances, such payments may create an incentive for an intermediary or its employees or associated persons to recommend or sell shares of a fund to your.* Please contact your financial intermediary for details about revenue sharing payments it may receive.

[Emphasis added.]

53.   In a June 2004 press release on the Smith Barney, a division of Citigroup Global

Markets Inc. ("CGMI"), website titled, *Mutual Funds, Revenue Sharing and Other*

Compensation Disclosure, the AllainceBernstein Funds were identified as one of the mutual fund

families that Smith Barney brokers were paid to push. (See,

http://smithbamey.com/products_services/mutual_funds/investor_information/revenueshar.html).

The Prospectuses Were Materially False And Misleading

54.   Plaintiffs and other members of the Class were entitled to, and did receive, one or

more of the prospectuses (the "Prospectuses"), pursuant to which the AllianceBernstein Funds

shares were offered, each of which contained substantially the same materially false and

misleading statements and omissions regarding 12b-1 fees, commissions and Soft Dollars.

55.   The Statement of Additional Information, dated February 1, 2003, as amended

November 3, 2003, for funds offered by the Investment Adviser Defendants, referred to in certain

of AllianceBernstein Funds prospectuses and available to the investor upon request, states as

follows with respect to Soft Dollars and revenue sharing:

> *Subject to the general supervision of the Board of Directors of*
> *the Fund, the Adviser is responsible for the investment decisions*
> *and the placing of orders for portfolio transactions for the Fund.*
> The Adviser determines the broker to be used in each specific
> transaction with the objective of negotiating a combination of the
> most favorable commission and the best price obtainable on each
> transaction (generally defined as best execution). When consistent
> with the objective of obtaining best execution, brokerage may be
> directed to persons or forms supplying investment information to
> the Adviser. *There may be occasions where the transaction cost*
> *charged by a broker may be greater than that which another*
> *broker may charge if the Fund determines in good faith that the*
> *amount of such transaction cost is reasonable in relation to the*
> *value of the brokerage, research and statistical services provided*
> *by the executing broker.*

[Emphasis added.]

56.   The Prospectuses failed to disclose and misrepresented, *inter alia*, the following

material and damaging adverse facts which damaged Plaintiffs and other members of the Class:

a.   that the Investment Adviser Defendants authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12b of the Investment Company Act, and unprotected by any "safe harbor";

b.   that the Investment Adviser Defendants directed brokerage payments to firms that favored AllianceBernstein Funds, which was a form of marketing that was not disclosed in or authorized by the AllianceBernstein Funds Rule 12b-1 Plan;

c.   that the AllianceBernstein Funds Rule 12b-1 plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plans were not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

d.   that by paying brokers to aggressively steer their clients to AllianceBernstein Funds, the Investment Adviser Defendants were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

e.   that any economies of scale achieved by marketing of the AllianceBernstein Funds to new investors were not passed on to AllianceBernstein Funds investors; on the contrary, as the AllianceBernstein Funds grew, fees charged to AllianceBernstein Funds investors nevertheless increased;

f.   that defendants improperly used Soft Dollars and excessive commissions paid from AllianceBernstein Funds assets, to pay for overhead expenses, the cost of which

should have been borne by AllianceBernstein and not AllianceBernstein Funds investors; and

g.   that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that they failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the AllianceBernstein Funds.

COUNT I

Against the Investment Adviser Defendants For Violations Of Section 34(b) Of The Investment Company Act On Behalf Of The Class

57.   Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

58.   This Count is asserted against the Investment Adviser Defendants in their role as investment advisers to the AllianceBernstein Funds.

59.   The Investment Adviser Defendants made untrue statements of material fact in registration statements and reports filed and disseminated pursuant to the Investment Company Act and omitted to state facts necessary to prevent the statements made therein, in light of the circumstances under which they were made, from being materially false and misleading. The Investment Adviser Defendants failed to disclose the following:

a.   that the Investment Adviser Defendants authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12(b) of the Investment Company Act, and unprotected by any "safe harbor";

b.   that the Investment Adviser Defendants directed brokerage payment to firms that favored AllianceBernstein Funds, which was a form of marketing that was not disclosed in or authorized by the AllianceBernstein Funds Rule 12b-1 Plan;

c.   that the AllianceBernstein Funds Rule 12b-1 were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

d.   that by paying brokers to aggressively steer their clients to AllianceBernstein Funds, the Investment Adviser Defendants were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

e.   that any economies of scale achieved by marketing of the AllianceBernstein Funds to new investors were not passed on to AllianceBernstein Funds investors; on the contrary, as the AllianceBernstein Funds grew, fees charged to AllianceBernstein Funds investors continued to increase;

f.   that defendants improperly used Soft Dollars and excessive commissions, paid from AllianceBernstein Funds assets, to pay for overhead expenses the cost of which should have been borne by AllianceBernstein Investments and the Investment Adviser Defendants and not AllianceBernstein Funds investors; and

g.   that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that the Director Defendants failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence,

C:\Mutual Funds - AllianceBernstein - 34(b)\Rickard Complaint.wpd

25

the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the AllianceBernstein Funds.

60. By reason of the conduct described above, the Investment Adviser Defendants violated Section 34(b) of the Investment Company Act.

61. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' violation of Section 34(b) of the Investment Company Act, AllianceBernstein Funds investors have incurred damages.

62. Plaintiffs and the Class have been specially injured by Defendants' violations of Section 34(b) of the Investment Company Act. Such injuries were suffered directly by the shareholders, rather than by the AllianceBernstein Funds themselves.

63. The Investment Adviser Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or the mails, engaged and participated in a continuous course of conduct to conceal such adverse material information.

COUNT II

Against AllianceBernstein Distributors And The Investment Adviser Defendants Pursuant To Section 36(b) Of The Investment Company Act Derivatively On Behalf Of The AllianceBernstein Funds

64. Plaintiffs repeat and reallege each and every allegation contained above and otherwise incorporates the allegations contained above.

65. This Count is brought by the Class (as AllianceBernstein Funds securities holders) on behalf of the AllianceBernstein Funds against the Investment Adviser Defendants for breach of their fiduciary duties as defined by Section 36(b) of the Investment Company Act.

66.   AllianceBernstein Distributors and the Investment Adviser Defendants each had a fiduciary duty to the AllianceBernstein Funds and the Class with respect to the receipt of compensation for services and of payments of a material nature made by and to AllianceBernstein Distributors and the Investment Adviser Defendants.

67.   AllianceBernstein Distributors and the Investment Adviser Defendants violated Section 36(b) by improperly charging investors in the AllianceBernstein Funds purported Rule 12b-1 marketing fees, and by drawing on the AllianceBernstein Funds assets to make undisclosed payments of Soft Dollars and excessive commissions, as defined herein, in violation of Rule 12b-1.

68.   By reason of the conduct described above, AllianceBernstein Distributors and the Investment Adviser Defendants violated Section 36(b) of the Investment Company Act.

69.   As a direct, proximate and foreseeable result of AllianceBernstein Distributors' and the Investment Adviser Defendants' breach of the fiduciary duty of loyalty in their role as investment advisors to AllianceBernstein Funds investors, the AllianceBernstein Funds and the Class have incurred millions of dollars in damages.

70.   Plaintiffs and the Class, in this count, seeks to recover the Rule 12b-1 fees, Soft Dollars, excessive commission and the management fees charged the AllianceBernstein Funds by the Investment Adviser Defendants.

COUNT III

**Against AXA Financial And The Director Defendants (As A
Control Person Of The Investment Adviser Defendants),
And The Investment Adviser Defendants (As Control Persons
Of Edi) For Violation Of Section 48(a) Of The Investment Company Act
By The Class And Derivatively On Behalf Of The AllianceBernstein Funds**

71.   Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

72.   This Count is brought pursuant to Section 48(a) of the Investment Company Act against AXA Financial and the Director Defendants, who caused the Investment Adviser Defendants to commit the violations of the Investment Company Act alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct complained of herein are the collective actions of AXA Financial and the Director Defendants.

73.   The Investment Adviser Defendants are liable under Sections 34(b) of the Investment Company Act to the Class and under 36(b) of the Investment Company Act to the AllianceBernstein Funds as set forth herein.

74.   AXA Financial and the Director Defendants were "control persons" of the Investment Adviser Defendants and caused the violations complained of herein. By virtue of their positions of operational control and/or authority over the Investment Adviser Defendants, AXA Financial and the Director Defendants directly and indirectly, had the power and authority, and exercised the same, to cause the Investment Adviser Defendants to engage in the wrongful conduct complained of herein.

75.   Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, AXA Financial and the Director Defendants are liable to Plaintiffs to the same extent as are the Investment Adviser Defendants for their primary violations of Sections 34(b) and 36(b) of the Investment Company Act.

76.   This Count is also brought pursuant to Section 48(a) of the Investment Company Act against the Investment Adviser Defendants, who caused EDI to commit the violations of the Investment Company Act alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct complained of herein is the collective actions of the Investment Adviser Defendants.

77.   AXA Financial is liable under Section 36(b) of the Investment Company Act to the AllianceBernstein Funds as set forth herein.

78.   The Investment Adviser Defendants were "control persons" of AllainceBernstein Distributors and caused the violations complained of herein. By virtue of their positions of operational control and/or authority over AllainceBernstein Distributors, the Investment Adviser Defendants directly and indirectly, had the power and authority, and exercised the same, to cause AllainceBernstein Distributors to engage in the wrongful conduct complained of herein.

79.   By virtue of the foregoing, Plaintiffs and other Class members are entitled to damages against AXA Financial and the Director Defendants and the Investment Adviser Defendants.

COUNT IV

Against The Investment Adviser Defendants Under Section 215 Of The Investment Advisers Act For Violations Of Section 206 Of The Investment Advisers Act Derivatively On Behalf Of The AllianceBernstein Funds

80.   Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

81.   This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

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82.   The Investment Adviser Defendants served as "investment advisers" to the AllianceBernstein Funds and other members of the Class pursuant to the Investment Advisers Act.

83.   As fiduciaries pursuant to the Investment Advisers Act, the Investment Adviser Defendants were required to serve the AllianceBernstein Funds in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

84.   During the Class Period, the Investment Adviser Defendants breached their fiduciary duties to the AllianceBernstein Funds by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which they knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon the AllianceBernstein Funds. As detailed above, the Investment Adviser Defendants skimmed money from the AllianceBernstein Funds by charging and collecting fees from the AllianceBernstein Funds in violation of the Investment Company Act and the Investment Advisers Act. The purpose and effect of said scheme, practice and course of conduct was to enrich the Investment Adviser Defendants, among other defendants, at the expense of the AllianceBernstein Funds. The Investment Adviser Defendants breached their fiduciary duties owed to the AllianceBernstein Funds by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon the AllianceBernstein Funds.

85.   The Investment Adviser Defendants are liable as direct participants in the wrongs complained of herein. The Investment Adviser Defendants, because of their position of authority

C:\Mutual Funds - AllianceBernstein - 34(b)\Rickard Complaint.wpd

and control over the AllianceBernstein Funds were able to and did control the fees charged to and collected from the AllianceBernstein Funds and otherwise control the operations of the AllianceBernstein Funds.

86.   The Investment Adviser Defendants had a duty to (1) disseminate accurate and truth information with respect to the AllianceBernstein Funds; and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to the AllianceBernstein Funds. The Investment Adviser Defendants participated in the wrongdoing complained of herein in order to prevent the AllianceBernstein Funds from knowing of the Investment Adviser Defendants' breaches of fiduciary duties including: (1) the charging of the AllianceBernstein Funds and AllianceBernstein Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the AllianceBernstein Funds for excessive and improper commission payments to brokers.

87.   As a result of the Investment Adviser Defendants' multiple breaches of their fiduciary duties owed to the AllianceBernstein Funds, the AllianceBernstein Funds were damaged.

88.   The AllianceBernstein Funds are entitled to rescind their investment advisory contracts with the Investment Adviser Defendants and recover all fees paid in connection with their enrollment pursuant to such agreements.

COUNT V

Breach of Fiduciary Duty Against
The Investment Adviser Defendants On Behalf Of The Class

89. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

90. As adviser to the AllianceBernstein Funds, the Investment Adviser Defendants were fiduciaries to the Plaintiffs and other members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care and candor.

91. As set forth above, the Investment Adviser Defendants breached their fiduciary duties to Plaintiffs and the Class.

92. Plaintiffs and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

93. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of the Plaintiffs and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VI

Breach of Fiduciary Duty Against The Director Defendants On Behalf Of The Class

94. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

95. As AllianceBernstein Funds Directors, the Director Defendants had a fiduciary duty to the AllianceBernstein Funds and AllianceBernstein Funds investors to supervise and monitor the Investment Adviser Defendants.

96. The Director Defendants breached their fiduciary duties by reason of the acts

alleged herein, including their knowing or reckless failure to prevent the Investment Adviser Defendants from (1) charging the AllianceBernstein Funds and AllianceBernstein Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the AllianceBernstein Funds for excessive and improper commission payments to brokers.

97.   Plaintiffs and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

98.   Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiffs and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

<u>COUNT VII</u>

**Aiding And Abetting A Breach Of Fiduciary Duty Against
The Investment Adviser Defendants On Behalf Of The Class**

99.   Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

100.   At all times herein, the broker dealers that sold AllianceBernstein Funds had fiduciary duties of loyalty to their clients, including Plaintiffs and other members of the Class.

101.   The Investment Adviser Defendants knew or should have known that the broker dealer had these fiduciary duties.

102.   By accepting improper Rule 12b-1 fees, Soft Dollars and excessive commissions

in exchange for aggressively pushing AllianceBernstein Funds, and by failing to disclose the receipt of such fees, the brokerages breached their fiduciary duties to Plaintiffs and the other members of the Class.

103. The Investment Adviser Defendants possessed actual or constructive knowledge that the brokerages were breaching their fiduciary duties, but nonetheless perpetrated the fraudulent scheme alleged herein.

104. The Investment Adviser Defendants' actions, as described in this complaint, were a substantial factor in causing the losses suffered by Plaintiffs and the other members of the Class. By participating in the brokerages' breaches of fiduciary duties, the Investment Adviser Defendants are liable therefor.

105. As a direct, proximate and foreseeable result of the Investment Adviser Defendants's knowing participation in the brokerages' breaches of fiduciary duties, Plaintiffs and the Class have suffered damages.

106. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiffs and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs pray for relief and judgment, as follows:

A. Determining that this action is a proper class action, certifying Plaintiffs as Class representatives and Plaintiffs' counsel as Class Counsel pursuant to Rule 23(a) of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of Plaintiffs and the other Class

members against the defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding punitive damages in favor of Plaintiffs and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

D. Awarding the AllianceBernstein Funds rescission of their contracts with the Investment Adviser Defendants, including recovery of all fees which would otherwise apply, and recovery of all fees paid to the Investment Adviser Defendants;

E. Ordering an accounting of all AllianceBernstein Funds-related fees, commissions, and Soft Dollar payments;

F. Ordering restitution of all unlawfully or discriminatorily obtained fees and charges;

G. Awarding such other and further relief as this Court may deem just and proper, including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure that Plaintiffs and the Class have an effective remedy;

H. Awarding Plaintiffs and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

I. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

DATED: July 1, 2004   Respectfully submitted,

STULL, STULL & BRODY

By_____

     Jules Brody (JB-9151)
     Aaron Brody (AB-5850)
6 East 45th Street
New York, New York 10017
(212) 687-7230

WEISS & YOURMAN
Joseph H. Weiss (JW-4534)
551 Fifth Avenue
New York, New York 10176
(212) 682-3025

Attorneys for Plaintiffs

EXHIBIT A

AllianceBernstein Funds

AllianceBernstein Adjustable Rate Fund
AllianceBernstein Aggressive Growth Fund
AllianceBernstein Asset Allocation Fund
AllianceBernstein Balanced Fund
AllianceBernstein Blue Chip Fund
AllianceBernstein California Municipal Bond Fund
AllianceBernstein California Municipal Money Market Fund
AllianceBernstein Connecticut Municipal Bond Fund
AllianceBernstein Core Bond Fund
AllianceBernstein Diversified Bond Fund
AllianceBernstein Emerging Markets Growth Fund
AllianceBernstein Equity Income Fund
AllianceBernstein Equity Index Fund
AllianceBernstein Fund
AllianceBernstein Florida High Income Municipal Bond Fund
AllianceBernstein Florida Municipal Bond Fund
AllianceBernstein Florida Municipal Money Market Fund
AllianceBernstein Foundation Fund
AllianceBernstein Georgia Municipal Bond Fund
AllianceBernstein Global Leaders Fund
AllianceBernstein Global Opportunities Fund
AllianceBernstein Growth and Income Fund
AllianceBernstein Growth Fund
AllianceBernstein Health Care Fund
AllianceBernstein High Grade Municipal Bond Fund
AllianceBernstein High Income Municipal Bond Fund
AllianceBernstein High Yield Bond Fund
AllianceBernstein Intermediate Municipal Bond Fund
AllianceBernstein International Bond Fund
AllianceBernstein International Equity Fund
AllianceBernstein Large Cap Equity Fund
AllianceBernstein Large Cap Value Fund
AllianceBernstein Large Company Growth Fund
AllianceBernstein Limited Duration Fund
AllianceBernstein Maryland Municipal Bond Fund
AllianceBernstein Masters Fund
AllianceBernstein Mid Cap Growth Fund
AllianceBernstein Mid Cap Value Fund
AllianceBernstein Money Market Fund
AllianceBernstein Municipal Bond Fund
AllianceBernstein Municipal Money Market Fund
AllianceBernstein New Jersey Municipal Bond
AllianceBernstein New Jersey Municipal Money Market Fund
AllianceBernstein New York Municipal Bond Fund
AllianceBernstein New York Municipal Money Market Fund

AllianceBernstein North Carolina Municipal Bond Fund
AllianceBernstein Omega Fund
AllianceBernstein Pennsylvania Municipal Bond Fund
AllianceBernstein Pennsylvania Municipal Money Market Fund
AllianceBernstein Precious Metals Fund
AllianceBernstein Short Intermediate Bond Fund
AllianceBernstein Short Intermediate Municipal Bond Fund
AllianceBernstein Small Cap Value Fund
AllianceBernstein South Carolina Municipal Bond Fund
AllianceBernstein Special Equity Fund
AllianceBernstein Special Values Fund
AllianceBernstein Strategic Growth Fund
AllianceBernstein Strategic Income Fund
AllianceBernstein Strategic Value Fund
AllianceBernstein Tax Strategic Foundation Fund
AllianceBernstein Technology Fund
AllianceBernstein Treasury Money Market Fund
AllianceBernstein U.S. Government Fund
AllianceBernstein U.S. Government Money Market Fund
AllianceBernstein Ultra Short Bond Fund
AllianceBernstein Utility and Telecommunications Fund
AllianceBernstein Virginia Municipal Bond Fund

PLAINTIFF CERTIFICATION

JACK G. RICKARD ("Plaintiff") hereby states that:
MARTHA E RICKARD

1.   Plaintiff has reviewed the complaint and has authorized the filing of the complaint on his/her behalf.

2.   Plaintiff did not purchase any of the securities which are the subject of this action at the direction of his/her counsel or in order to participate in this private action.

3.   Plaintiff is willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

4.   The following includes all of Plaintiff's transactions in the AllianceBernstein Family of Mutual Funds during the class period specified in the complaint:

SECURITY (Name of AllianceBernstein Fund)	TRANSACTION (Purchase, Sale)	TRADE DATE	PRICE PER SECURITIES/SHARE	QUANTITY
ALLIENCE HI-YIELD B (AHHB)	PURCHASE	4/27/2000	$ 8.40	4166.667
ALLIENCE TECH FUND B (ATFBX)	PURCHASE	5/16/2000	$ 130.43	39.14

Please list other transactions on a separate sheet of paper, if necessary.

5.   Plaintiff has not served or sought to serve as a representative party on behalf of a class under the federal securities laws during the last three years, unless otherwise stated in the space below:

6.   Plaintiff will not accept any payment for serving as a representative party on behalf of a class except to receive his pro rata share of any recovery, or as ordered or approved by the court including the award to a representative party of reasonable costs and expenses including lost wages relating to the representation of the class.

Plaintiff declares under penalty of perjury that the foregoing is true and correct.

Executed this _29th_ day of _June_ , 2004.

_____
Signature